BlueFire Ethanol Fuels, Inc.
31 Musick, Irvine, California 92618

November 19, 2009

Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	BlueFire Ethanol Fuels, Inc. Pre-effective Amendment No. 1 to Registration Statement on Form S-1 File No.: 333-161772 Originally Filed on: September 8, 2009

Dear Ms. Long:

By letter dated September 17, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided BlueFire Ethanol Fuels, Inc. (the “Company”) with its comments on the Company’s Resale Registration Statement on Form S-1 originally filed on September 8, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

General

1.
Based on disclosure in BlueFire's Form 10-K for the fiscal year ended December 31,2008, it appears that 6,250,000 shares of common stock are held by non-affiliates.Given the size of theoffering of 3,500,000 shares of common stock by the selling stockholders relative to the number of shares of common stock held by non-affiliates and the fact that the selling shareholders are executive officers of the company or their family members, it appears that the transaction may be a primary offering on behalf of the company rather than a true secondary offering. Since BlueFire is ineligible toconduct a primary offering on Form S-3, BlueFire would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares. Thus BlueFire should significantly reduce the size of the offering relative to the number of outstanding shares held by non-affiliates, or provide a supplemental analysis explaining why the transaction is not a primary offering on behalf of the company. Alternatively, BlueFire should:

•	Identify the selling stockholders as underwriters in the registration statement.

•	Include the fixed price at which the selling stockholders will sell the securities for the duration of the offering.

RESPONSE:  The Company has reduced the number of shares offered by the selling shareholders to 2,500,000 shares. Please note that we have also removed the following individuals from the registration statement: Kathleen Klann, Richard Klann, and Christopher Klann.

Security Ownership of Certain Beneficial Owners and Management, page 34

2.
We note that footnote (1) refers only to subparagraph (a) of Exchange Act Rule 13d-3. Note that beneficial ownership should be determined in accordance with all of the provisions of Rule 13d-3, including, but not limited to, Rule 13e-3(d), which states that beneficial ownership includes any security which the person has the right to acquire within 60 days. See Rule 13d-3(d)(l) of Regulation 13D under the Exchange Act. Please revise footnote (1) and the table as necessary to include all shares as to which the persons named in the table have beneficial ownership, as described in Rule 13d-3.

RESPONSE: Footnote 1 has been revised to include all shares as to which the persons named in the table have beneficial ownership, as described in Rule 13d-3.

Selling Stockholders, page 37

3.	Explain briefly how each selling stockholder acquired the securities being offered for resale.

RESPONSE:  Each of the selling stockholders, Mr Arnold Klann (through the RCR Trust I), Ms. Necitas Sumait, and Mr. John Cuzens, acquired their securities on June 27, 2006 when the Company purchased all 10,000 shares of the issued and outstanding common stock, par value $1.00, of BlueFire Ethanol Inc. in exchange for 17,000,000 shares of the Company's common stock, par value $0.001, pursuant to a Stock Purchase Agreement and Plan of Reorganization attached as Exhibit 2.1 on the Company's Form 10-SB, as filed with the SEC on December 13, 2006.

4.
State any position, office, or other material relationship which each selling stockholder has had within the past three years with BlueFire or any of its predecessors or affiliates. See Item 507 of Regulation S-B.

RESPONSE:  Mr. Arnold Klann is the Chairman and Chief Executive Officer of the Company. Ms. Necitas Sumait is a Senior Vice President and Director of the Company. Mr. John Cuzens is the Chief Technology Officer and Senior Vice President of the Company. Each has held their respective positions since the Company’s inception in March 2006.

5.	Describe briefly any continuing relationship of BlueFire with each selling stockholder.

RESPONSE: Mr. Arnold Klann is the Chairman and Chief Executive Officer of the Company. Ms. Necitas Sumait is a Senior Vice President and Director of the Company. Mr. John Cuzens is the Chief Technology Officer and Senior Vice President of the Company. Each has held their respective positions since the Company’s inception in March 2006.

Plan of Distribution, page 38

6.
If the offering is to be at the market and will include shares representing more than 10% of shares outstanding, please expand the disclosure to include information concerning contractual arrangements among the selling shareholders to comply with the anti-manipulation provisions of Regulation M under the Exchange Act relating to the offering.

RESPONSE: The offering will not be conducted at the market and there are no contractual arrangements among the selling shareholders to comply with the anti-manipulation provisions of Regulation M.

Interests of Named Experts and Counsel, page 40

7.	Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

RESPONSE: Our counsel’s address has been included, Anslow & Jaclin, LLP 195 Route 9 South, Suite 204, Manalapan, NJ 07726.

Additional Information, page 40

8.
We note the "not necessarily complete" language. Clarify that BlueFire has disclosed in the prospectus all material provisions of any contract or any other document that is filed as an exhibit to the registration statement.

RESPONSE: We have updated the Additional Information section to clarify that BlueFire has disclosed in the prospectus all material provisions of any contract or other document that is filed as an exhibit.

Exhibit Index

9.	Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

RESPONSE: An exhibit index has been included immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

The Company acknowledges that:

•	should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Christopher Scott
Christopher Scott, CFO